16003377

SSION
SEC
Mail Processing
Section
FEB 26 2016
Washington DC

SEC FILE NUMBER
8- 526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
13-5515160
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition
and Supplemental Schedules pursuant to
Regulation 1.10 of the Commodity Futures
Trading Commission as of December 31, 2015

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition and Supplemental Schedules

INDEX

OATH OR AFFIRMATION

February 25, 2016

State of New York
ss:
County of New York

I, John Chartres, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

John Chartres
Signature

John Chartres
Name

Chief Financial Officer
Title

Subscribed and sworn before me;
This 25th day of February 2016

C Vitucci
Notary Public
2/25/16

CARLA VITUCCI
Notary Public, State of New York
No. 01VI6313775
Qualified in Kings County
Commission Expires October 27, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. ("the Firm") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Supplemental Financial Information Pursuant to Regulation 1.10 is supplemental information required by Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Firm's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Firm's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Financial Information Pursuant to Regulation 1.10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition

$ in thousands	As of December 2015
Assets	
Cash and cash equivalents	$ 22,570
Cash and securities segregated for regulatory and other purposes (includes $856,382 at fair value)	1,945,205
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	1,443,961
Securities borrowed	8,883,661
Receivables:	
Brokers, dealers and clearing organizations	1,012,315
Customers and counterparties	1,975,008
Financial instruments owned, at fair value (includes $504,450 pledged as collateral)	516,691
Other assets	77,139
Total assets	**$15,876,550**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$ 301,040
Securities loaned	2,693,630
Payables:	
Brokers, dealers and clearing organizations	161,018
Customers and counterparties	8,968,605
Financial instruments sold, but not yet purchased, at fair value	490,397
Unsecured short-term borrowings	812,532
Other liabilities and accrued expenses	147,019
Subordinated borrowings	1,300,000
Total liabilities	14,874,241
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	1,002,309
Total liabilities and partners' capital	**$15,876,550**

The accompanying notes are an integral part of this statement of financial condition.

Note 1.

Description of Business

Goldman Sachs Execution & Clearing L.P. (the firm), a New York limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority, a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and the National Futures Association. The firm is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

The firm executes and clears client transactions primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm executes and clears client transactions on major stock, options and futures exchanges. The firm provides financing, and a wide range of brokerage services, to a substantial and diversified client base.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the firm.

All references to 2015 refer to the firm's year ended, or the date, as the context requires, December 31, 2015. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Notes 5 through 7 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Fair Value Option	Note 7
Collateralized Agreements and Financings	Note 8
Other Assets	Note 9
Short-Term Borrowings	Note 10
Long-Term Borrowings	Note 11
Other Liabilities and Accrued Expenses	Note 12
Commitments, Contingencies and Guarantees	Note 13
Transactions with Related Parties	Note 14
Income Taxes	Note 15
Credit Concentrations	Note 16
Legal Proceedings	Note 17
Employee Benefit Plans	Note 18
Employee Incentive Plans	Note 19

Equity-Method Investments

When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of common stock or in-substance common stock.

The firm applies the equity method of accounting to investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. As of December 2015, the firm holds one investment over which it exerts significant influence on the entity's operating and financial policies and accounts for that investment using the equity method of accounting.

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 7 for further information about fair value measurements.

Commissions and Fees. The firm earns commissions and fees from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these receivables and payables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans. These receivables are accounted for at amortized cost net of estimated uncollectible amounts.

As of December 2015, the carrying value of receivables not accounted for at fair value generally approximated fair value. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these items been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's execution and clearing activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these payables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

Offsetting Assets and Liabilities

To reduce credit exposures on securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In order to assess enforceability of the firm's right of setoff under netting, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

In the statement of financial condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 8 for further information about offsetting, collateral received and pledged, including rights to deliver or repledge collateral.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASC 205 and ASC 360). In April 2014, the FASB issued ASU No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU No. 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The ASU requires expanded disclosures for discontinued operations and disposals of individually significant components of an entity that do not qualify for discontinued operations reporting. The ASU was effective for disposals and components classified as held for sale that occurred within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption was permitted. The firm early adopted ASU No. 2014-08 in 2014 and adoption did not materially affect the firm's financial condition.

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09, as amended in August 2015 by ASU No. 2015-14, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The firm is still evaluating the effect of the ASU on its financial condition.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASC 860). In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860) — Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures." ASU No. 2014-11 changes the accounting for repurchase- and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales were effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for certain securities financing transactions were required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. Adoption of ASU No. 2014-11 did not materially affect the firm's financial condition.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 7 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

The table below presents the firm's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2015	
$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equities	$510,167	$490,353
Corporate debt securities	3	20
Subtotal	510,170	490,373
Derivatives[1]	6,521	24
Total	**$516,691**	**$490,397**

1. All derivative assets and liabilities are exchange-traded and have been classified in level 2 of the firm's fair value hierarchy.

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Note 6 and 7 for further information about fair value measurements of cash instruments and other financial assets and financial liabilities accounted for at fair value primarily under the fair value option, respectively.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP.

$ in thousands	As of December 2015
Total level 1 financial assets	$ 510,163
Total level 2 financial assets	2,306,864
Total level 3 financial assets	7
Total financial assets at fair value	$ 2,817,034
Total assets[1]	$15,876,550
Total level 1 financial liabilities	$ 490,373
Total level 2 financial liabilities	301,064
Total level 3 financial liabilities	–
Total financial liabilities at fair value	$ 791,437

1. Substantially all assets are carried at fair value or at amounts that generally approximate fair value.

Note 6.

Cash Instruments

Cash instruments are primarily comprised of equities. See below for cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments primarily include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

As of December 31, 2015, the firm did not have any level 2 cash instruments.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of December 31, 2015, the firm's level 3 cash instruments were not material.

Fair Value of Cash Instruments by Level

The table below presents cash instrument assets and liabilities at fair value by level within the fair value hierarchy. In the table below:

- Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.
- Cash instrument assets are shown as positive amounts and cash instrument liabilities are shows as negative amounts.

	Cash Instruments at Fair Value as of December 2015			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 510,160	$–	$7	$ 510,167
Corporate debt securities	3	–	–	3
Total	$ 510,163	–	$7	$ 510,170
Liabilities				
Equities	$(490,353)	$–	$–	$(490,353)
Corporate debt securities	(20)	–	–	(20)
Total	$(490,373)	$–	$–	$(490,373)

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of cash instruments between level 1 and level 2 or between level 2 and level 3 during 2015.

Note 7.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis; and
- Mitigate volatility in earnings from using different measurement attributes.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include resale and repurchase agreements.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale and Repurchase Agreements. The significant inputs to the valuation of resale and repurchase agreements are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2015, there were no level 3 resale and repurchase agreements. See Note 8 for further information about collateralized agreements and financings.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The table below presents, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option. In the table below:

- Securities segregated for regulatory and other purposes include segregated securities accounted for at fair value under the fair value option, which consists of resale agreements with Goldman Sachs & Co. (GS&Co.).
- Other financial assets are shown as positive amounts and other financial liabilities are shown as negative amounts.

	Other Financial Assets and Liabilities at Fair Value as of December 2015			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated for regulatory and other purposes	$–	$ 856,382	$–	$ 856,382
Securities purchased under agreements to resell	–	1,443,961	–	1,443,961
Total	$–	$2,300,343	$–	$ 2,300,343
Liabilities				
Securities sold under agreements to repurchase	$–	$ (301,040)	$–	$ (301,040)
Total	$–	$ (301,040)	$–	$ (301,040)

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 or between level 2 and level 3 during 2015.

Note 8.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

$ in thousands	As of December 2015
Securities purchased under agreements to resell [1]	$1,443,961
Securities borrowed	8,883,661
Securities sold under agreements to repurchase [1]	301,040
Securities loaned	2,693,630

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 7 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The firm receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements (including "repos- and reverses-to-maturity") involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. A repo-to-maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Prior to January 2015, repos-to-maturity were accounted for as sales. The firm had no repos-to-maturity as of December 2015. See Note 3 for information about changes to the accounting for repos-to-maturity which became effective in January 2015.

The firm enters into all of its resale and repurchase agreements with GS&Co.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash. When the counterparty returns the securities, the firm returns the cash posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm receives securities borrowed and makes delivery of securities loaned. To mitigate credit exposure, the firm monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

The firm enters into substantially all of its securities borrowed and loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of counterparty netting included in the statement of financial condition. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2015			
	Assets		Liabilities	
$ in thousands	Resale agreements	Securities borrowed	Repurchase agreements	Securities loaned
Amounts included in the statement of financial condition				
Gross carrying value	$ 2,300,343	$8,883,661	$ 301,040	$ 2,693,630
Counterparty netting	–	–	–	–
Total	2,300,343 [1]	8,883,661	301,040	2,693,630
Amounts not offset in the statement of financial condition				
Counterparty netting	(301,040)	(2,687,166)	(301,040)	(2,687,166)
Collateral	(1,999,175)	(6,034,718)	–	–
Total	$ 128	$ 161,777	$ –	$ 6,464

1. The firm had $856.4 million of securities received under resale agreements that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

In the table above:

- Gross carrying values of these arrangements are subject to enforceable netting agreements.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

Gross Carrying Value of Repurchase Agreements and Securities Loaned

The tables below present the gross carrying value of repurchase agreements and securities loaned by class of collateral pledged.

	As of December 2015	
$ in thousands	Repurchase agreements	Securities loaned
U.S. government and federal agency obligations	$301,040	$ –
Non-U.S. government and agency obligations	–	1,073
Corporate debt securities	–	65,145
State and municipal obligations	–	1
Equities and convertible debentures	–	2,627,411
Total	$301,040	$2,693,630

The table below presents the gross carrying value of repurchase agreements and securities loaned by maturity date.

	As of December 2015	
$ in thousands	Repurchase agreements	Securities loaned
No stated maturity and overnight	$301,040	$2,693,630
Total	$301,040	$2,693,630

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed and customer margin loans. The firm obtains cash as collateral on an upfront basis for collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities loaned transactions, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings and firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in thousands	As of December 2015
Collateral available to be delivered or repledged [1]	$27,129,371
Collateral that was delivered or repledged	20,470,655

1. Amounts exclude $856.4 million of securities received under resale agreements that contractually had the right to be delivered or repledged, but were segregated to satisfy certain regulatory requirements.

The table below presents information about assets pledged.

$ in thousands	As of December 2015
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge[1]	$498,983
Did not have the right to deliver or repledge	5,467

1. Amounts include $471.6 million of financial instruments owned, at fair value that were delivered to counterparties in connection with customer settlement requirements.

Note 9.

Other Assets

Other assets are generally less liquid, non-financial assets and equity method investments. The table below presents other assets by type.

$ in thousands	As of December 2015
Identifiable intangible assets	$ 6,719
Exchange memberships	7,902
Equity-method investments	49,485
Miscellaneous receivables and other	13,033
Total	**$77,139**

Identifiable Intangible Assets

Intangible assets in the table above are represented net of accumulated amortization and include the firm's exchange trading market maker rights. As of December 2015, the gross carrying amount of the firm's identifiable intangible assets was $20.9 million. The related accumulated amortization was $14.2 million, resulting in a net carrying amount of $6.7 million.

The firm's identifiable intangible assets are considered to have finite useful lives and are amortized over their estimated useful lives using the straight-line method. The weighted average remaining useful life of the firm's identifiable intangible assets is three years.

Impairments

The firm tests identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable.

To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value. During 2015, no impairments were recorded.

Note 10.

Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily from Group Inc. As of December 2015, these borrowings were $812.5 million. Unsecured short-term borrowings are accounted for at cost plus accrued interest which generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

Note 11.

Long-Term Borrowings

As of December 2015, the firm had outstanding subordinated borrowings of $1.30 billion from Group Inc., which mature in 2017.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus 0.75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

$ in thousands	As of December 2015
Compensation and benefits	$ 12,100
Income tax-related liabilities	35,669
Brokerage and clearance payable	40,915
Payables to affiliates	37,727
Accrued expenses and other	20,608
Total	**$147,019**

1. See Note 16 for further information about income taxes.

Note 13.

Commitments, Contingencies and Guarantees

Commitments

Leases. The firm has contractual obligations under long-term noncancclable lease agreements for office space, expiring on various dates through 2018. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

The table below presents future minimum rental payments, net of minimum sublease rentals.

$ in thousands	As of December 2015
2016	$ 3,671
2017	3,715
2018	6,742
2019	–
2020	–
2021 - thereafter	–
Total	**$14,128**

Contingencies

Legal Proceedings. See Note 17 for information about legal proceedings arising in connection with the conduct of the firm's businesses.

Guarantees

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients, or other parties, for losses arising from its custodial role or caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In certain cases, the firm has thc right to seek indemnification from these third-party service providers for certain relevant losses incurred by the firm. In addition, the firm is a member of payment, clearing and settlement networks as well as securitics exchanges that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults and other loss scenarios.

In connection with execution and clearing businesses, the firm agrees to clcar and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by thc firm on behalf of the client.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 2015.

Note 14.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business. Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as set forth below:

$ in thousands	As of December 2015
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$1,443,961
Securities borrowed	8,883,661
Receivables:	
Brokers, dealers and clearing organizations	391,669
Customers and counterparties	4,828
Other assets	588
Liabilities	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	301,040
Securities loaned	2,693,630
Payables:	
Brokers, dealers and clearing organizations	3,418
Customers and counterparties	468,587
Unsecured short-term borrowings	810,673
Other liabilities and accrued expenses	37,727
Subordinated borrowings	$1,300,000

The firm receives operational and administrative support and management services from an affiliate.

Note 15.

Income Taxes

Provision for Income Taxes

The firm is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

The firm's state and local tax liabilities are allocated to reflect its share of the consolidated combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized and primarily relate to the ability to utilize losses in various tax jurisdictions. As of December 2015, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

$ in thousands	As of December 2015
Deferred tax assets	
Compensation and benefits	$ 5,358
Depreciation and amortization	5,722
Total deferred tax assets	**$11,080**
Deferred tax liabilities	
Unrealized gains	$25,050
Occupancy related	80
Other, net	22
Total deferred tax liabilities	**$25,152**

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2015, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

The U.S. Federal examinations of fiscal 2008 through calendar 2010 have been finalized, but the settlement is subject to review by the Joint Committee of Taxation. The examinations of 2011 and 2012 began in 2013. All years including and subsequent to 2007 for New York State and City and for all other significant states in which the firm files returns remain open to examination by the taxing authorities.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for the 2013, 2014, 2015 and 2016 tax years. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and 2013 and 2014 remain subject to post-filing review.

Note 16.

Credit Concentrations

Credit concentrations may arise from client facilitation and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange. As of December 2015, the firm had credit exposure representing 6.7% of total assets to a central counterparty clearing house. The firm did not have credit exposure to any other external counterparty that exceeded 5% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to resale agreements transactions is primarily U.S. government and federal agency obligations. See Note 8 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations that collateralize resale agreements (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

$ in thousands	As of December 2015
U.S. government and federal agency obligations	$1,999,175

Note 17.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 18.

Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen for existing participants. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm.

Defined Contribution Plan

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan.

Note 19.

Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense. GSEC pays cash dividend equivalents on outstanding restricted stock units (RSUs).

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) (2015 SIP), which provides for grants of RSUs, restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights, and other share-based awards, each of which may be subject to performance conditions.

On May 21, 2015, shareholders approved the 2015 SIP. The 2015 SIP replaced The Goldman Sachs Amended and Restated Stock Incentive Plan (2013) previously in effect, and applies to awards granted on or after the date of approval. The 2015 SIP is scheduled to terminate on the date of Group Inc.'s annual meeting of shareholders that occurs in 2019.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2015 SIP, which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting and delivery transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable award agreements. Employee award agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. No options have been granted since 2008. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the applicable stock option agreement and the SIP in effect at the time of grant.

Note 20.

Net Capital Requirements

The firm is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. The firm has elected to compute its minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2015, the firm had regulatory net capital, as defined by Rule 15c3-1, of $1.71 billion, which exceeded the amount required by $1.59 billion.

Note 21.

Subsequent Events

The firm is in the process of transferring its clearing business to GS&Co. (GSEC migration). The GSEC migration is being executed in phases and will result in the transfer of substantially all of the firm's business activity, as well as substantially all of its assets and liabilities, to GS&Co. The GSEC migration is expected to be completed during 2016.

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 25, 2016, and determined that there were no other material events or transactions that would require recognition or disclosure in this statement of financial condition.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

As of December 31, 2015

(in thousands)

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance:		
A. Cash		$ 568,919
B. Securities (at market)		–
2.. Net unrealized profit (loss) in open futures contracts traded on a contract market		176,548
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		7,416,589
B. Deduct market value of open option contracts granted (sold) on a contract market		(7,480,336)
4. Net equity (deficit) (add lines 1, 2 and 3)		681,720
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	776	
Less: Amount offset by customer owned securities	–	776
6. Amount required to be segregated (add lines 4 and 5)		$ 682,496
FUNDS IN SEGREGATED ACCOUNTS		
7. Deposited in segregated funds bank accounts		
A. Cash		836,319
B. Securities representing investments of customers' funds (at market)		–
C. Securities held for particular customers or option customers in lieu of cash (at market)		–
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash		373,850
B. Securities representing investments of customers' funds (at market)		–
C. Securities held for particular customers or option customers in lieu of cash (at market)		–

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (Continued)

As of December 31, 2015

(in thousands)

FUNDS IN SEGREGATED ACCOUNTS (continued)	
9. Net settlement from (to) derivatives clearing organizations of contract markets	**109,289**
10. Exchange traded options	
A. Value of open long option contracts	**7,363,226**
B. Value of open short option contracts	**(7,401,097)**
11. Net equities with other FCMs	
A. Net liquidating equity	**13,705**
B. Securities representing investments of customers' funds (at market)	**-**
C. Securities held for particular customers or option customers in lieu of cash (at market)	–
12. Segregated funds on hand	–
13. Total amount in segregation (add lines 7 through 12)	**1,295,292**
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	**$ 612,796**
15. Management Target Amount for Excess funds in segregation	**$ 540,000**
16. Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	**$ 72,796**

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2015, unaudited Part II FOCUS Report, as filed on January 27, 2016.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

STATEMENT IS NOT APPLICABLE

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2015

(in thousands)

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS		
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		$ –
1. Net ledger balance - Foreign Futures and Foreign Option Trading - All Customers		
A. Cash		$31,014
B. Securities (at market)		–
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(122)
3. Exchange traded options		
A. Market value of open option contracts purchased on a foreign board of trade		110
B. Market value of open contracts granted (sold) on a foreign board of trade		–
4. Net equity (deficit) (add lines 1. 2. and 3.)		31,002
5. Accounts liquidating to a deficit and accounts with debit balances		
debit balances – gross amount	$101	
Less: amount offset by customer owned securities	–	101
6. Amount required to be set aside as the secured amount – Net Liquidating Equity Method (add lines 4 and 5)		$31,103
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.		$31,103

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2015, unaudited Part II FOCUS Report, as filed on January 27, 2016.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2015

(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS		
1. Cash in banks:		
A. Banks located in the United States	$52,504	
B. Other banks designated by the Commission	–	$52,504
2. Securities:		
A. In safekeeping with banks located in the United States	$ –	
B. In safekeeping with other banks designated by the Commission	–	–
3. Equities with registered futures commission merchants:		
A. Cash	$27,895	
B. Securities	–	
C. Unrealized gain (loss) on open future contracts	(122)	
D. Value of long option contracts	109	
E. Value of short option contracts	–	27,882
4. Amounts held by clearing organizations of foreign boards of trade:		
A. Cash	$ –	
B. Securities	–	
C. Amount due to (from) clearing organization - daily variation	–	
D. Value of long option contracts	–	
E. Value of short option contracts	–	–
5. Amounts held by members of foreign boards of trade:		
A. Cash	$ –	
B. Securities	–	
C. Unrealized gain (loss) on open futures contracts	–	
D. Value of long option contracts	–	
E. Value of short option contracts	–	–

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7 (Continued)

As of December 31, 2015

(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS (continued)

6. Amounts with other depositories designated by a foreign board of trade	–
7. Segregated funds on hand	–
8. Total funds in separate section 30.7 accounts	**$80,386**
9. Excess (deficiency) set Aside Funds for Secured Amount (subtract Line 7 Secured Statement page T10-3 from Line 8)	**$49,283**
10. Management Target Amount for Excess funds in separate section 30.7 accounts	**$40,000**
11. Excess (deficiency) funds in separate 30.7 accounts over (under) Management Target	**$ 9,283**

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2015, unaudited Part II FOCUS Report, as filed on January 27, 2016.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA

STATEMENT IS NOT APPLICABLE

Supplemental Financial Information Pursuant to Regulation 1.10

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

As of December 31, 2015
(in thousands)

Net Capital Required			
A. Risk-Based Requirement			
	i. Amount of Customer Risk Maintenance Margin requirement	**$483,325**	
	ii. Enter 8% of line A.i		**38,666**
	iii. Amount of Non-Customer Risk Maintenance Margin requirement	–	
	iv. Enter 8% of line A.iii		–
	v. Add lines A.ii and A.iv		**38,666**
B. Minimum Dollar Amount Requirement			**1,000**
C. Other NFA Requirement			–
D. Minimum CFTC Net Capital Requirement. Enter the greatest of lines A, B or C			**38,666**
CFTC Early Warning Level			**$42,533**

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2015, unaudited Part II FOCUS Report, as filed on January 27, 2016.

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-1000

Goldman
Sachs

February 25, 2016

Goldman Sachs Execution & Clearing, L.P.'s Compliance Report

Goldman Sachs Execution & Clearing, L.P. (the "firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the firm states as follows:

(1) The firm has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The firm's Internal Control Over Compliance was effective for the year ended December 31, 2015;
(3) The firm's Internal Control Over Compliance was effective as of December 31, 2015;
(4) The firm was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2015; and
(5) The information the firm used to state that the firm was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the firm.

We, the undersigned, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

John Chartres
Chief Financial Officer

Alicia Crighton
Chief Operations Officer

pwc

Report of Independent Accountants

To The Partners of Goldman Sachs Execution & Clearing L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Goldman Sachs Execution & Clearing L.P. ("GSEC") for the year ended December 31, 2015, which were agreed to by Goldman Sachs Execution & Clearing L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Goldman Sachs Execution & Clearing's ' compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Goldman Sachs Execution & Clearing's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the amount in 2B, $554,783 to wire B1QGC08C015216 on July 29, 2015. Agreed amount in 2F, $611,745, to wire B1QGC08C025454 on February 19, 2016. There was no difference observed.
2. Compared the Total Revenue amount reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $553,505,484 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. A reconciling item, of $63,000 was noted. We compared the reconciling item of $63,000 to a schedule of accounts and noted the item was due to 'Error Expense'. We agreed the schedule of trial balance accounts provided by GSEC Financial Reporting to the trial balance. There was no difference observed.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared addition on line 2 of item 2b, "Net loss from principal transactions in securities in trading accounts" of $11,838,723, to the total amount reported on the supporting schedules provided by GSEC Financial Reporting. There was no difference observed.
    b. Compared deduction on line 2 of item 2c, "Revenues from commodity transactions" of $71,532,300 to a schedule of trial balance accounts which we were informed were commodity transaction related. We agreed the schedule provided by GSEC Financial Reporting to the trial balance. There was no difference observed.
    c. Compared deduction on line 3 of item 2c, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $10,201,206 to a schedule of trial balance accounts provided by GSEC Financial Reporting. We agreed the schedule to the trial balance. There was no difference observed.
    d. Compared deduction on line 8 of item 2c, "Other revenue not related either directly or indirectly to the securities business" due to the "Loss on REDI investment" of

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$(18,471,376) to the "Redi" schedule provided by GSEC Financial Reporting. There was no difference observed.

e. Compared the amount on line 9(i) of item 2c, "Total interest and dividend expense" of $(107,013,529) to schedule of trial balance accounts provided by GSEC Financial Reporting. There was no difference observed.
f. Compared the amount on line 9(ii) of item 2c, "40% of margin interest earned on customers securities accounts" of $35,533,950 to the calculation performed within a schedule of trial balance accounts provided by GSEC Financial Reporting. There was no difference observed.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d by agreeing the amount to the difference between the sum of line 2c to total additions less total deductions. We recalculated the General Assessment @ .0025 on page 2, line 2e by comparing the product of line 2d times .0025 to line 2e. There was no difference observed.
    b. Recalculated the mathematical accuracy of "Total additions" of $11,838,723 reported on page 2 of Form SIPC-7. There was no difference observed.
    c. Recalculated the mathematical accuracy of the "40% of margin earned on customers securities accounts" on line 2c(9)(ii) of $35,533,950 by obtaining the margin interest balance of $88,834,874 per the supporting schedule provided by GSEC Financial Reporting for the year ended December 31, 2015 and multiplying by 40%. There was no difference observed.
    d. Recalculated the greater of the deduction on line 9(i), of $(107,013,529), reported on page 2, item 2c, to line 9(ii) of $35,533,950, reported on page 2, item 2c, of Form SIPC-7 for the year ended December 31, 2015. There was no difference observed.
    e. Recalculated the mathematical accuracy of "Total deductions" of $98,796,080 reported on page 2 of the Form SIPC-7. There was no difference observed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Partners of Goldman Sachs Execution and Clearing, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-1000

Goldman Sachs

February 25, 2016

Goldman Sachs Execution & Clearing, L.P.'s Compliance Report

Goldman Sachs Execution & Clearing, L.P. (the "firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the firm states as follows:

(1) The firm has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The firm's Internal Control Over Compliance was effective for the year ended December 31, 2015;
(3) The firm's Internal Control Over Compliance was effective as of December 31, 2015;
(4) The firm was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2015; and
(5) The information the firm used to state that the firm was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the firm.

We, the undersigned, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

John Chartres
Chief Financial Officer

Alicia Crighton
Chief Operations Officer

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-00526 FINRA DEC
Goldman Sachs Execution & Clearing, L.P.
200 West Street
New York, NY 10282

Wire Ref #: B1QGC08C025454

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Maese 212-855-0632

2. A. General Assessment (item 2e from page 2) — $ 1,166,528

B. Less payment made with SIPC-6 filed (**exclude interest**) — (554,783)
July 29, 2015
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 611,745

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) — $ 611,745

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $611,745

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman Sachs Execution & Clearing, L.P.
(Name of Corporation, Partnership or other organization)

John Chartres
(Authorized Signature)

Dated the 23rd day of February, 20 16.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$553,568,484
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	11,838,723
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	11,838,723
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	71,532,300
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,201,206
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Loss on REDI investment (Deductions in excess of $100,000 require documentation)	(18,471,376)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $(107,013,529)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $35,533,950	
Enter the greater of line (i) or (ii)	35,533,950
Total deductions	98,796,080
2d. SIPC Net Operating Revenues	$466,611,127
2e. General Assessment @ .0025	$1,166,528
	(to page 1, line 2.A.)

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Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In planning and performing our audit of the financial statements of Goldman Sachs Execution & Clearing, L.P. (the "Firm") as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, with regard to the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Firm's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, CME, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016

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Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

We have examined Goldman Sachs Execution & Clearing, L.P.'s (the "Firm")'s assertions, included in the accompanying Goldman Sachs Execution & Clearing, L.P.'s Compliance Report, that

(1) the Firm's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Firm's internal control over compliance with the financial responsibility rules was effective as of December 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Firm was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2015, and

(4) the information used to assert that the Firm was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Firm's books and records.

The Firm's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Firm with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Firm (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Firm's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Firm's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Firm's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2015, (2) the Firm complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Firm's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Firm's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Firm's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Goldman Sachs Execution & Clearing, L.P.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471-3000, F: (813) 286-6000, www.pwc.com/us

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future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Goldman Sachs Execution & Clearing, L.P.'s ' assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 25, 2016